December 20, 2012

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  Steve Lo

RE:	Deadline extension for Nevsun Resources Ltd. response to SEC comments letter File No. 001-32405

Dear Mr. Lo:

Pursuant to our phone conversation earlier today, we are writing to confirm that a response to the comments letter, file no. 001-32405, dated December 19, 2012 sent by the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Nevsun Resources Ltd. will be provided on or before January 17, 2013.

We thank you for the extension of the deadline by an additional 10 business days beyond the deadline outlined in the letter.

Kindest regards,

/s/ Peter Hardie
Peter Hardie
Chief Financial Officer